

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via U.S. Mail</u>
Mr. Billy V. Ray Jr.
Chief Executive Officer
Urban AG. Corp.
800 Turnpike Street, Suite 103
North Andover, MA 01845

      Re: Urban AG. Corp.
               Item 4.01 8-K
               Filed December 20, 2013
               Item 4.01 8-K
               Filed January 10, 2014
               File No. 0-52327

Dear Mr. Pawlak:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Tracie Towner

               Tracie Towner
               Staff Accountant